82-2142

03 DEC -2 AM 7:21

BTRsec/RLS Admin/Letters/2003/0150

invensys

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

03037844

19 November 2003

SUPPL

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed two notifications released to the London Stock Exchange concerning

(a) Invensys interim results for the 6 months ended 30 September 2003
(b) Notification of Major Interests in Shares

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

Yours faithfully,

Rachel Spencer
Deputy Secretary
Invensys plc
Tel: 0207 821 3749
Fax: 0207 821 3884
Email: rachel.spencer@invensys.com

Copy to: Mr S Ahmad
Mr M Downing

dw 12/3

"emailalert@hemscott.co.uk" <emailalert
17/11/2003 14:25

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Holding(s) in Company

This Email News Alert service is brought to you by Invensys

RNS Number:1477S
Invensys PLC
17 November 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

Legal & General Group Plc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notice is given by the shareholder named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd A/C 914945
1,279,860

HSBC Global Custody Nominee (UK) Ltd A/C 775237
593,761

HSBC Global Custody Nominee (UK) Ltd A/C 886603
20,000,000

HSBC Global Custody Nominee (UK) Ltd A/C 775245
14,545,770

HSBC Global Custody Nominee (UK) Ltd A/C 130007
714,000

HSBC Global Custody Nominee (UK) Ltd A/C 770286
2,000,000

HSBC Global Custody Nominee (UK) Ltd A/C 357206
86,069,280

HSBC Global Custody Nominee (UK) Ltd A/C 866197
449,365

HSBC Global Custody Nominee (UK) Ltd A/C 904332
297,400

HSBC Global Custody Nominee (UK) Ltd A/C 916681
183,500

HSBC Global Custody Nominee (UK) Ltd A/C 361602
162,000

HSBC Global Custody Nominee (UK) Ltd A/C 282605
5,054,000

HSBC Global Custody Nominee (UK) Ltd A/C 360509
4,288,125

HSBC Global Custody Nominee (UK) Ltd A/C 766793
414,892

HSBC Global Custody Nominee (UK) Ltd A/C 924422
265,006

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 25p each

10) Date of transaction

13 November 2003

11) Date company informed

14 November 2003

12) Total holding following this notification

136,316,959

13) Total percentage holding of issued class following this notification

3.89%

14) Any additional information

15) Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Director - Group Marketing and Communications 020 78213538

16) Name of company official responsible for making this notification

Jaime Tham, Assistant Secretary

Date of notification: 17 November 2003

END

HOLFFDFLWSDSESF

14 November 2002

Interim results for 6 months ended 30 September 2002

Key features

- Operating* margin of core[1] Group steady at 6.7% despite volume downturns in most markets and after additional investment of £20m in performance initiatives.
- Continuing[2] operations sales of £2,666m and operating profit* of £209m in line with expectations. Core[1] Group sales down 9% to £2,128m (6% at constant exchange rates ("CER")) and operating profit* down 7% (4% at CER) to £143m.
- Restructuring charges on target at 2% of sales for core[1] Group.
- Free cash flow £9m (H1 01/02: £68m) with lower restructuring charges and capex but reflecting ongoing need for tight cash management.
- Net debt of £2,667m (Sep 01: £3,283m; Mar 02: £3,016m).
- Disposal programme ahead of target with £1.6bn proceeds announced to date - pro forma net debt after announced disposals of £1.8bn, with the Fasco Motors disposal still in progress.

Chief Executive Rick Haythornthwaite, commented:

"Our prime objective right now is performance recovery - delivering our promises on margin targets, disposals, debt reduction and less restructuring. With our markets unlikely to offer any short-term help, our chosen course of self-help through a systematic programme of performance improvement will lower our exposure to external factors and provide a strong platform for revenue growth."

£ millions	H1 2002/03	H2 2001/02	H1 2001/02
Sales			
– Core[1] Group	2,128	2,270	2,331
– Continuing[2] operations	2,666	2,828	2,901
Operating profit*			
– Core[1] Group	143	157	154
– Continuing[2] operations	209	228	229
Restructuring & other costs of reorganisation	(53)	(306)	(165)
Disposals**			
- Profit/(loss) on asset value/closure	76	(153)	(12)
- Goodwill on disposals	(168)	(477)	(2)
Interest	(61)	(69)	(101)
EPS			
– Basic	(2.6)p	(22.9)p	(1.9)p
– Pre exceptional items & goodwill amortisation	2.9p	4.2p	3.5p
– Core[1] Group before exceptionals/goodwill	1.6p	1.8p	1.0p

1 Core Group is the Production Management, Energy Management and Development Divisions
2 Continuing operations are core Group and Industrial Components and Systems Division (inc. Sensor Systems)

**All references to operating profit throughout are stated before exceptional items and goodwill amortisation*
*** Business and fixed asset disposals*

Contact:

Invensys plc
Victoria Scarth / Duncan Bonfield +44 (0) 20 7821 3712

Brunswick
Simon Holberton / Ben Brewerton +44 (0) 20 7404 5959

A presentation and webcast of the Group's interim results will take place at 0900 today at Vinopolis, No1 Bank End, London SE1. All details of the announcement, presentation and webcast are available on www.invensys.com, together with a video interview with Chief Executive, Rick Haythornthwaite. The latter is also available on www.cantos.com.

About Invensys plc

Invensys plc is a global leader in production technology and energy management. The group helps customers improve their performance and profitability using innovative services and technologies and a deep understanding of their industries and applications.

Invensys Production Management works closely with customers in order to drive up performance of their production assets, maximise their return on investments in production technologies and remove cost and cash from their whole supply chain. The division includes APV, Baan-Wonderware-Avantis, Eurotherm, Foxboro, SIMSCI/Esscor and Triconex. These businesses address process and batch industries -- including oil, gas and chemicals, food, beverage and personal health care – and the discrete and hybrid manufacturing sectors.

Invensys Energy Management works with clients involved in the supply, measurement and consumption of energy and water, to reduce costs and waste and improve the efficiency, reliability and security of power supply. The division includes Energy Management Solutions, Appliance Controls, Climate Controls, Building Systems, Global Services, Metering Systems, Powerware and Home Control Systems. These businesses focus on markets connected with power and energy infrastructure for industrial, commercial and residential buildings.

The company also serves the specialised rail, wind-power and electronic manufacturing (power components) markets through Invensys Rail Systems, Hansen Transmissions and Lambda, respectively, in its Development division.

Invensys operates in more than 80 countries, with its headquarters in London.
For more information, visit www.invensys.com.

Safe Harbor

The information communicated in this documentation with respect to the Invensys financial outlook is forward looking and subject to risks and uncertainties. For this statement Invensys claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Financial summary

Overall performance

Our drive in the period has been to implement actions targeted at achieving performance recovery in line with our commitments for the first phase of the Group's new strategy. To date we have focused these programmes on North America as our largest region and on key businesses such as Process Systems and Appliance Controls in order to make the greatest overall impact. In these areas, tighter management of contracts, projects, supply chain and overheads are already bringing noticeable margin improvements, in spite of generally depressed economic and market conditions.

In North America, which comprises our largest trading region with 50% of core Group revenues, margins in the first half rose 290 basis points ("bps") to 8.6%. This was achieved despite the 11% drop in reported sales (6% CER) caused by continuing weakness in the US economy, especially in the commercial building and capital goods sectors.

Concentration of effort and resources by operational management on key businesses such as Process Systems and Appliance Controls has yielded demonstrable improvements in margin performance. This validates our efforts and indicates the potential benefit to our other businesses from the systematic application of common business processes and shared best practice.

Our next focus will be the trading blocs of Europe and Asia Pacific. European sales form 32% of the core Group and saw a drop of 3% (4% CER) in the face of large volume declines, particularly in our IT services business and the European commercial building sector. Sales in Asia Pacific contribute 14% of the core Group and fell 11% (8% CER), with significant volume declines in our Japanese businesses within Power Components and Climate Controls. Combined margins in these regions dropped 300bps, overshadowing good underlying improvements in Rail Systems, Appliance Controls, APV, elements of Process Systems and Climate Controls (Europe).

Overall, sales in continuing operations for the six months were down 8% (5% CER) at £2,666m (H1 01/02: £2,901m) with operating profit down 9% (6% CER) to £209m (H1 01/02: £229m). Core Group sales were down 9% (6% CER) at £2,128m (H1 01/02: £2,331m) with operating profit down 7% (4% CER) to £143m (H1 01/02: £154m).

These results include a £93m negative currency translation impact on sales and a £7m negative currency translation impact on continuing Group operating profit due to the substantial movement in $US/GBP exchange rates during the period under review.

During the period, costs of £20m were incurred and expensed for our investment to increase the pace of performance improvement, with the benefits expected in the second half.

Free cash flow

Free cash flow (before dividends) was £9m (H1 01/02: £68m). The most significant element in this was the £115m fall in operating profits before depreciation, due to the smaller Group. In addition, working capital increased £81m, excluding working capital movements of £55m in disposal businesses, and tax paid increased £30m. These outflows were offset by £95m less in restructuring charges and £62m less in net capex.

The working capital outflow is disappointing when compared with recent periods. While we would normally expect some outflow in the first half, we experienced a larger outflow than anticipated. This was due primarily to inventory levels, which rose as a result of shortfalls against sales expectations as well as stocking on major projects in our Development Division. A further factor was the seasonal profile of payments against accruals and provisions.

The operational management of cash will continue to receive close attention in order to improve the Group's performance in this key area.

Restructuring, goodwill amortisation, interest & tax

Restructuring costs were £53m (H1 01/02: £112m), 2% of sales for the core Group, in line with our target for the year. Costs of closure were £8m for the half.

Goodwill amortisation for the half was £62m, which is consistent with prior periods.

Interest for the six months was £61m (H1 01/02: £101m), with a lower charge expected going forward due to realisations from the disposal programme.

The tax charge for the half was £31m (H1 01/02: £nil), reflecting an underlying rate of 31% (H1 01/02: 29%). The reported tax figure includes an exceptional tax charge of £1m relating to the Flow Control disposal, compared to a £3m credit on disposals in H1 01/02.

Earnings

Basic earnings per share equate to a loss of (2.6)p, compared to (1.9)p for H1 01/02 and (22.9)p for H2 01/02. These fluctuations have been mainly due to disposals and the resulting accounting for goodwill. Earnings per share before exceptionals and amortisation were 2.9p (H1 01/02: 3.5p), reflecting the expected dilution from the disposal programme.

Operational review

Production Management

Sales £723m (H1 01/02: £776m), operating profit £23m (H1 01/02: £16m)
Return on sales 3.2% (H1 01/02: 2.1%)

Sales for the half were 7% lower than prior year (4% CER). Global capital equipment spend remained cautious and most regions reported lower sales, although sales in Latin America and Japan were higher. The petrochemical, oil and gas and other heavy process industry sectors were flat; food processing showed signs of recovery in some markets and the IT services market was very weak.

Operating profit for the half was driven 44% higher than the prior year (53% CER). In Process Systems, aggressive management actions to control contract/project management, supply chain and costs resulted in a 280bps increase in contracted margins and lower overheads, raising the operating margin from 2.2% to 5.0%.

However, the performance of our combined IT services businesses of Baan-Wonderware-Avantis was considerably lower than prior year due to the substantial decline in market demand and the development costs of ArchestrA. Introduced in September at the Invensys Showcase to 2,000 customers, ArchestrA has been well received as our new software architecture for industrial applications. Full commercial launch will take place in early 2003.

Given its importance to our future growth, we continue to invest in technology in our key software businesses - Process Systems and IT services - at a rate of over 10% of sales.

Energy Management

Sales £1,051m (H1 01/02: £1,201m), operating profit £91m (H1 01/02: £118m)
Return on sales 8.7% (H1 01/02: 9.8%)

This Division experienced difficult trading conditions in most of its markets and businesses, with sales for the half 12% lower than prior year (9% CER). Ongoing weakness in IT/telecoms continued to affect Powerware, while the sharp decline in commercial buildings in the US, Europe and Japan affected volumes in Energy Management Solutions, Energy Services, Building Systems and Climate Controls (Japan). In contrast, appliance and meter markets remained generally flat.

As a result, operating profit for the period was 23% lower than prior year (20% CER). Against this trend, the early implementation of planned efficiencies at Appliance Controls following last year's lower volumes drove profits up 42% (CER) and margins up 390bps. Margins at Metering Systems held steady despite the initial negative impact of major restructuring in Germany, the benefits of which are expected to come through in the second half. Climate Controls showed strong improvement on flat sales in North America and would have lifted its overall margin by 290bps, had it not been for its Japanese business. Whilst this business is not large, the sharp drop in its market reduced sales by 26% and had a considerable impact on profits. Margins in Building Systems, Energy Solutions and Powerware declined 320bps as a result of decreased sales volumes and pricing pressures.

Overall, operating margins rose in North American businesses and declined in Europe and Asia. Since contribution from gross profit was maintained or improved in all cases except Building Systems and Energy Solutions/Services, the solution largely lies within our control rather than the competitive environment.

The appointment of Dan Leff midway through the first quarter as COO of the newly formed Division now opens the path for intensive focus on performance improvement. Having spent his entire career in energy-related markets, Dan has moved rapidly to clarify targets, strengthen management, reduce costs and implement the Group's performance improvement programmes to drive up results at all units. As evident in those of our businesses where these initiatives have been underway for some time, the benefits of such actions now being taken in Energy Management should become apparent in the coming months.

Development

Sales £354m (H1 01/02: £354m), operating profit £29m (H1 01/02: £20m)
Return on sales 8.2% (H1 01/02: 5.6%)

Sales for the half were level with the prior year (up 3% CER). Both the wind turbine and rail markets experienced rising demand, primarily in Europe; but the IT hardware market exhibited no sign of recovery and the semiconductor market showed only modest improvement from an historic low.

Operating profit for the half was 45% higher than prior year (45% CER). The primary contributor was Rail Systems, with strong performances at its Safetran, Dimetronic and Westinghouse businesses and an improved business mix delivering higher margins. Power Components also delivered a better performance, improving gross margin and reducing its losses as management actions to control costs had a positive impact. Despite an increase in sales as the wind turbine market remained robust, Wind Power experienced flat profits due to a change in the product mix through a large contract and delayed capacity investment by the industrial sector.

In August, John Duerden was appointed as Chief Operating Officer of the Development Division. His experience includes running Xerox Engineering Systems and Dictaphone Corporation as well as being Chief Operating Officer at Reebok Brands.

Industrial Components & Systems (including Sensor Systems*)

Sales £538m (H1 01/02: £570m), operating profit £66m (H1 01/02: £75m)
Return on sales 12.3% (H1 01/02: 13.2%)

Sales for the half were 6% lower than prior year (2% CER), as industrial markets remained generally depressed. Some improvement was seen, primarily in the US, in the automotive market but this was offset by further weakness in the aerospace and construction markets. Customer inventory levels remained high, which may cause a lag effect when markets improve.

Operating profit for the half was 12% lower (8% CER) reflecting a substantial decline (36%) in Drive Systems profit balanced by less extreme conditions in Rexnord, Fasco and Sensor Systems. Overall market performance was mixed with Rexnord's Flat Chain business showing improvement while its Aerospace and Industrial Chain businesses experienced declines.

*The Sensor Systems disposal was completed in October and therefore under accounting standards falls to be classified as discontinued. To facilitate comparison with the Group structure at the date of our trading update in September when Sensor Systems was within continuing, results have been presented on a pro forma basis.

Acquisitions

There were no significant acquisitions made in the six month period. However, in accordance with the announced process, £49m of outstanding Baan Company NV shares were acquired, bringing our holding to 91.7%.

Disposals

Total cash consideration from disposals for the half year was £412m. In addition net cash divested with the disposed businesses was £11m. After pre-disposal restructuring costs and the cash settlement of certain liabilities in connection with the disposals, totalling £29m, and other cash costs including fees of £12m, the net cash proceeds were £360m. The largest of these disposals, Flow Control, was completed in May for £363m. Other disposals and proceeds in the half year included Transmissions (£30m), Alemite (£22m) and Eberle Relays (£6m). A repayment of £16m was made in respect of a working capital and debt adjustment for Energy Storage, which was sold in March 2002.

In addition since 30 September we have completed the disposal of Sensor Systems for $394m and announced the disposals of Rexnord for $880m and Drive Systems for $145m.

Altogether, announced disposals since the strategy launch on 19 February 2002 should generate proceeds of approximately £1.6bn, exceeding the stated target of £1.5bn. Fasco Motors is the only remaining major business for disposal.

Financing

Net debt has reduced to £2,667m (Sep 01: £3,283m; Mar 02: £3,016m) before proceeds due to come from the transaction completed post-September. Pro forma net debt including announced disposals would be approximately £1.8bn.

Net debt at September comprises the following currencies 65% US$; 18% Euro; 13% Yen and 4% Sterling.

The fixed rate element of the debt is 36% and this is planned to increase as disposal proceeds are used to bring down floating debt. On a pro forma basis the fixed rate element will increase to 67% taking average nominal interest rates to over 5%.

Our financing agreements include only one financial covenant which relates to interest cover, this was originally based on 3x EBITA, but during the half year the covenant was changed to 3.5x

EBITDA to increase flexibility for the Group. As at the end of September we comfortably met both the old and new covenant with interest cover at 3.7x EBITA and 5.3x EBITDA on a twelve month rolling basis.

Pensions

With the deferral by the standard setters of the requirement to fully implement the provisions of FRS17, Invensys, along with most other FTSE companies, continues to apply the principles of SSAP24 in accounting for pension costs. The reported figures are largely driven by the main UK scheme which was last formally valued in April 2000 with the next triennial valuation scheduled for 2003. Group pension costs were £24m (FY 01/02 £57m) with an actuarial variation credit of £21m (FY 01/02 £54m).

Under the transitional requirements of FRS17 the valuation update provided in the Annual Report for the year ended 31 March 2002 indicated for funded schemes a total market value of assets of £4,784m and a present value of scheme liabilities of £4,647m. The valuation of scheme assets reflected a 50% equity holding, 45% bonds and 5% of other investments.

Since the date of this valuation, equity market indices have declined and furthermore, interest rates, which impact the value of discounted liabilities have also moved downwards. Whilst these factors are not direct indicators of pension valuation outcomes, they are a reasonable proxy for trends and at current levels the valuation surpluses under an FRS17 methodology have moved into deficit. Pension costs and actuarial credits calculated under SSAP24, which tend to look at longer term trends could also be adversely impacted in 2003/04 but not necessarily to the same degree. It is difficult at this time to give any firm view as to where equity values and discount rates will be in the spring of 2003, however, by the time of our full year announcement in May 2003 we will have early sight of the actuarial valuations and will have a better view as to how economic indicators are trending. We will give a further update at that time.

Product liability

Although there are concerns in the financial markets over numerous companies' potential exposure to asbestos liabilities, this is not a material issue for Invensys. We monitor the situation closely, take regular advice and at this stage are not aware of anything that would alter our view.

Operational progress

Since the transition to our new structure on May 1, our main focus for transforming the Group's performance has been on four key areas of improvement – customer development, service delivery, project management and lean supply chain.

The improvements in core competencies are being supported by technology. We have appointed the Group's first Chief Technology Officer to ensure we map our strategy into common technology platforms for more effective R&D expenditure. The infrastructure of a common information highway will be available to over half our businesses by December, enabling transparent access and sharing of key customer, supplier and resource data to help us identify cross-business opportunities and execute them as an integrated Group.

To track and measure progress against our targets, each Business Group has selected the specific performance metrics which demonstrate its main growth drivers. These are now being used in regular performance reviews and will be available on a web-based "dashboard" Groupwide from next month.

Each Business Group has also appointed a Programme Manager to work with its senior team in identifying specific performance improvement opportunities. We have now trained over 1,000 leaders to manage these projects, all of which are progressed through a stage-gate process and then rigorously followed in a single database for delivery against forecast benefits.

In customer development, rollout of common sales processes has to date resulted in further training of 40% of the Production and Energy Management direct salesforce in strategic selling, account planning and deal-winning. Our web-based sales pipeline tool is live with more than 1000 trained users globally in Production Management and the first 150 in Energy Management. Our Global Key Account programme has increased recorded opportunities in Production Management by 51% in number and 29% in value, with £17m key wins in the last 30 days reported. Our top accounts all have senior management sponsors and have been surveyed personally to establish current satisfaction levels and areas for improvement.

In lean supply chain, we now have a network of 250 team members across Invensys focused on £1.5bn of spend. Across the Group 66 projects have been identified with a total target of 8% savings, of which the first 11 projects encompass expenditure of £83m with a target of 10% savings.

In project management, the introduction of improved business models and better integration with sales during the bid phase, together with implementation of rigorous authorisation and review processes are all contributing to improved gross margins. By calendar year-end, over 150 project managers will be trained to the skill levels required by the Project Management Institute as a foundation for achieving full PMP Certification. Additional training on negotiating skills and cash collection is also being introduced.

In services, the Performance Solutions business within Production Management Division has been expanded and in Energy Management Division the Global Services business group has been created. Performance Solutions, part of Process Systems, has won several major contracts in the market sectors it currently addresses – Hydrocarbon, Paper, Power, Food, General Process and Discrete. The business is based on patented real-time performance measures which give better visibility into the manufacturing process and has its own sales force separate from product businesses. Margins are significantly higher than for the product businesses as a reflection of the significant value delivered to our customers. The creation of Global Services has provided increased scale, management expertise and focus on services as well as leading to the elimination of overlapping costs. In combination with Powerware, the business has won six out of seven data centre tenders in the last quarter.

Other matters

Board changes

Paolo Scaroni resigned from the Board in June following his appointment as Chief Executive of ENEL and Bob Bauman retired from the Board at the AGM in July. Adrian Hennah was appointed to the Board on 23 October and will become CFO upon the retirement of Kathleen O'Donovan on 31 December 2002.

Dividend

The Board has declared an interim dividend of 1.0p. The interim dividend will be payable on 4 March 2003 to shareholders on the register at close of business on 6 December 2002.

Outlook

Both our capital and consumer end markets remain susceptible to the effects of further erosion in global confidence. In such an environment, we would expect our second half trading performance in the core Group to remain at best flat with H1. In addition, we are confident that our investment in performance improvement should deliver an incremental £50m profit.

Our mid-term recovery targets to take operating margins to rates of 8-10% in Production Management and 12% in Energy Management by March 2004 remain unchanged, based on early signs that our investments in talent, processes and technology are the right ones to create competitive advantage and a platform for growth.

Invensys plc
For the six months ended 30 September 2002
Consolidated Profit and Loss Account (unaudited)

	Notes	Six months ended 30 September 2002 £m	Six months ended 30 September 2001 £m	Year ended 31 March 2002 £m
Turnover				
Core group		2,128	2,331	4,601
Non core group		449	478	953
Total continuing operations		2,577	2,809	5,554
Discontinued operations		170	758	1,418
	1	2,747	3,567	6,972
Operating profit before exceptional items and goodwill amortisation				
Core group		143	154	311
Non core group		53	61	121
Total continuing operations		196	215	432
Discontinued operations		14	61	117
	1	210	276	549
Operating exceptional items				
Restructuring costs	2	(53)	(165)	(223)
Market related write downs	2	–	–	(76)
	1	(53)	(165)	(299)
Operating profit before goodwill amortisation		157	111	250
Goodwill amortisation	1	(62)	(61)	(124)
Operating profit		95	50	126
Share of operating profits of associated undertakings				
Discontinued operations	2	–	1	2
Total operating profit				
Continuing operations	2	81	1	15

	Notes			
Discontinued operations	2	14	50	113
		95	51	128
Corporate exceptional items				
Fundamental reorganisation costs		–	–	(172)
Costs of closure		(8)	(21)	(45)
Loss on sale of fixed assets		(2)	(9)	(34)
(Loss)/profit on disposal of operations		(82)	16	(565)
Profit/(loss) on ordinary activities before interest and taxation	1	3	37	(688)
Net interest payable and similar charges		(61)	(101)	(170)
Loss on ordinary activities before taxation		(58)	(64)	(858)
Tax on loss on ordinary activities	3	(31)	–	(9)
Loss on ordinary activities after taxation		(89)	(64)	(867)
Minority interests – equity		(1)	(2)	(2)
Loss for the period		(90)	(66)	(869)
Dividends	4	(35)	(35)	(70)
Retained loss for the period		(125)	(101)	(939)
Loss per share (basic and diluted)	5	(2.6) p	(1.9) p	(24.8) p
Earnings per share (total group, before exceptional items and goodwill amortisation)	5	2.9 p	3.5 p	7.7 p
Average exchange rates for the period				
US$ to £1		1.50	1.43	1.43
Euro to £1		1.59	1.62	1.62
Yen to £1		185.56	175.38	179.68

The results for the period have been translated into sterling at the appropriate average exchange rates.

At 30 September 2002
Consolidated Balance Sheet (unaudited)

	Notes	30 September 2002 £m	30 September 2001 £m	31 March 2002 £m
Fixed assets				
Intangible assets		1,413	1,587	1,512
Tangible assets		1,209	1,954	1,515
Investments in associated undertakings		4	16	14
Other investments		58	78	59
		2,684	3,635	3,100
Current assets				
Stocks		673	1,046	824
Debtors: amounts falling due within one year		1,274	1,829	1,490
Debtors: amounts falling due after more than one year		509	429	510
Investments		30	44	33
Cash and short-term deposits		365	363	506
		2,851	3,711	3,363

	Notes			
Creditors: amounts falling due within one year				
Short-term borrowings		(624)	(1,271)	(1,066)
Other creditors		(1,477)	(2,037)	(1,748)
		(2,101)	(3,308)	(2,814)
Net current assets		750	403	549
Total assets less current liabilities		3,434	4,038	3,649
Creditors: amounts falling due after more than one year				
Long-term borrowings		(2,408)	(2,375)	(2,456)
Other creditors		(87)	(143)	(117)
		(2,495)	(2,518)	(2,573)
Provisions for liabilities and charges		(612)	(733)	(686)
	1	327	787	390
Capital and reserves				
Called up share capital		875	875	875
Share premium account		15	15	15
Capital redemption reserve		83	83	83
Capital reserve		576	284	210
Exchange variation reserve		(641)	(537)	(417)
Profit and loss account		(772)	(197)	(622)
Shareholders' funds – equity		136	523	144
Minority interests - including non-equity		191	264	246
		327	787	390
Period end exchange rates				
US$ to £1		1.57	1.47	1.42
Euro to £1		1.59	1.61	1.63
Yen to £1		191.45	175.09	188.73

The balance sheet has been translated into sterling at appropriate period end exchange rates.

For the six months ended 30 September 2002
Consolidated Cash Flow Statement (unaudited)

	Notes	Six months ended 30 September 2002 £m	Six months ended 30 September 2001 £m	Year ended 31 March 2002 £m
Net cash inflow from operating activities	6	104	251	536
Returns on investments and servicing of finance	6	(85)	(94)	(170)
Taxation	6	(26)	4	(43)
Capital expenditure and financial investment	6	(48)	(108)	(129)
Acquisitions and disposals	6	308	11	209
Equity dividends paid		(35)	(182)	(217)
Cash inflow/(outflow) before use of liquid resources and financing		218	(118)	186
Management of liquid resources	6	54	5	(104)
Financing				
(Decrease)/increase in debt	6	(328)	185	–

(Decrease)/increase in cash in period	(56)	72	82

Reconciliation of Net Cash Flow to Movement in Net Debt (unaudited)

	Notes	Six months ended 30 September 2002 £m	Six months ended 30 September 2001 £m	Year ended 31 March 2002 £m
(Decrease)/increase in cash in period		(56)	72	82
Cash outflow/(inflow) from decrease/(increase) in debt		328	(185)	–
Cash (inflow)/outflow from (decrease)/increase in liquid resources		(54)	(5)	104
Change in net debt resulting from cash flows	6	218	(118)	186
Short-term deposits, loans and finance leases acquired/divested in respect of the acquisition/disposal of subsidiary undertakings	6	2	–	2
New finance leases	6	–	(2)	(1)
Exchange movements	6	129	55	15
Movement in net debt in period		349	(65)	202
Net debt at beginning of period	6	(3,016)	(3,218)	(3,218)
Net debt at end of period	6	(2,667)	(3,283)	(3,016)

For the six months ended 30 September 2002
Consolidated Statement of Total Recognised Gains and Losses (unaudited)

	Six months ended 30 September 2002 £m	Six months ended 30 September 2001 £m	Year ended 31 March 2002 £m
Loss for the period	(90)	(66)	(869)
Currency translation differences on foreign currency net investments	(39)	(66)	(52)
FRS 19 restatement	–	(137)	(137)
Total recognised losses	(129)	(269)	(1,058)

Reconciliation of Movements in Consolidated Shareholders' Funds (unaudited)

	Notes	Six months ended 30 September 2002 £m	Six months ended 30 September 2001 £m	Year ended 31 March 2002 £m
Loss for the period		(90)	(66)	(869)
Dividends	4	(35)	(35)	(70)
		(125)	(101)	(939)
Currency translation differences on foreign currency net investments, net of tax		(39)	(66)	(52)
Goodwill written back on disposals		156	2	447
		(8)	(165)	(544)
Opening shareholders' funds		144	688	688
Closing shareholders' funds		136	523	144